UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Steel Vault Corporation
(Name of Issuer)
Common Stock — $0.01 par value
(Title of Class of Securities)
85815A 103
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS VeriChip Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,000,001

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,001

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,001

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. Security and Issuer
This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Steel Vault Corporation, formerly known as IFTH Acquisition Corp., a Delaware corporation (“Steel Vault”), and is being filed on behalf of VeriChip Corporation (“VeriChip”). The principal executive office of Steel Vault is located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.
Item 2. Identity and Background
VeriChip is a Delaware corporation, which primarily develops, markets, and sells radio frequency identification systems used for the identification and protection of people in the healthcare market. In March 2009, VeriChip established a new division to evaluate clean and alternative energy companies for potential strategic transactions or investment. VeriChip’s principal address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.
Schedule A, attached hereto, sets forth the names of the directors, executive officers and control persons of VeriChip and their respective occupations or business and citizenship or place of organization.
During the last five years, neither VeriChip nor, to the best knowledge of VeriChip, each person listed on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.
Item 3. Source and Amount of Funds or Other Consideration
On June 4, 2009, VeriChip used its working capital to purchase a secured convertible promissory note for $500,000 (the “Note”) from Steel Vault. The Note accrues interest at twelve percent per year payable on the first anniversary of the Note and quarterly thereafter, can be prepaid in full at any time without penalty, and matures on June 4, 2011. The Note is payable on demand on or after June 4, 2010 after which Steel Vault will have ninety days to pay the principal and accrued and unpaid interest thereon. The unpaid principal and accrued and unpaid interest under the Note can be converted at any time into common stock of Steel Vault at a price of $0.30 per share. The principal is convertible into 1,666,667 shares of Steel Vault common stock. The Note is secured by substantially all of Steel Vault’s assets and the security interest held by VeriChip on the assets is senior to any other security interest on the assets pursuant to a Subordination and Intercreditor Agreement between VeriChip and Blue Moon Energy Partners LLC, a Florida limited liability company.
The financing transaction also includes a common stock purchase warrant, dated June 4, 2009, given to VeriChip to purchase 333,334 common shares of Steel Vault at a price of $0.30 per share (the “VeriChip Warrant”). The VeriChip Warrant is currently exercisable and is void after June 4, 2014. The Note and VeriChip Warrant were issued pursuant to a Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip and Steel Vault (the “Subscription Agreement”), which provides that Steel Vault will file a registration statement for the public resale of the shares underlying the Note and VeriChip Warrant upon notice that VeriChip elects to convert all or part of the Note into common stock of Steel Vault.
The description of the terms of the Note, VeriChip Warrant and Subscription Agreement does not purport to be complete and is qualified in its entirety by the provisions of the documents filed herewith as Exhibits 1, 2 and 3, respectively.

Item 4. Purpose of Transaction
The information set forth in “Item 3. Source and Amount of Funds or Other Consideration,” is incorporation herein by reference.
Except as set forth in this Item 4, VeriChip has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) VeriChip beneficially owns 2,000,001 shares of Steel Vault common stock, representing 18.7% of the outstanding common stock of Steel Vault, consisting of 333,334 shares issuable under the VeriChip Warrant and 1,666,667 shares issuable on the principal amount due under the Note. VeriChip has the sole power to vote and dispose of all of these shares. Steel Vault securities that VeriChip directors, executive officers and control persons beneficially own are listed on Schedule B attached hereto. In computing the percentage ownership, shares of common stock subject to convertible securities are deemed outstanding.
(c) The transactions executed by the directors, executive officers and control persons of VeriChip are included in Schedule B attached hereto.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.
Except for the Note, VeriChip Warrant and Subscription Agreement described above, and the Caragol Warrant and Guaranty defined and described on Schedule B attached hereto, to the knowledge of VeriChip, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Steel Vault.
Item 7. Material to be Filed as Exhibits.
The following documents are filed as exhibits:

Exhibit 1	Secured Convertible Promissory Note, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 2	Common Stock Purchase Warrant, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 3	Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 4	Common Stock Purchase Warrant, dated June 4, 2009, between William J. Caragol and Steel Vault Corporation

Exhibit 5	Guaranty of Collection, dated June 4, 2009, among William J. Caragol, VeriChip Corporation and Steel Vault Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2009 VERICHIP CORPORATION
By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Acting Chief Financial Officer

SCHEDULE A
VeriChip Corporation
Directors, Executive Officers and Controlling Persons
The business address for each of the following persons is as follows: 1690 S. Congress Avenue, Suite 200, Delray Beach, Florida 33445

Citizenship/
Name	Title	Place of Organization
Scott R. Silverman	Executive Chairman of the Board of Directors	United States
William J. Caragol	Acting Chief Financial Officer	United States
Jeffrey S. Cobb	Director	United States
Barry M. Edelstein	Director	United States
Steven R. Foland	Director	United States
Michael E. Krawitz	Director	United States
R&R Consulting Partners, LLC (an investing and consulting business)	Holder of 5,355,556 shares of VeriChip Corporation common stock	Florida

SCHEDULE B
Steel Vault Securities Beneficially Owned by
VeriChip Corporation Directors, Executive Officers and Control Persons
All persons have sole voting and dispositive power unless otherwise noted.

	Number of Steel Vault Shares	Percentage of Steel Vault Common
Name	Beneficially Held	Stock Outstanding
Scott R. Silverman(1)	7,205,135	58.9%
William J. Caragol(2)	4,655,134	46.6%
Jeffrey S. Cobb(3)	387,500	4.3%
Barry M. Edelstein(3)	100,000	1.1%
Steven R. Foland	—	—
Michael E. Krawitz(3)	650,000	7.0%
R&R Consulting Partners, LLC	—	—

(1)
Includes (i) 3,155,134 shares held directly by Blue Moon Energy Partners LLC of which Mr. Silverman is a manager and controls a member, (ii) 2,000,001 shares held by VeriChip of which Mr. Silverman is a controlling stockholder and executive chairman of the board and (iii) 950,000 shares of Steel Vault common stock issuable upon the exercise of stock options that are exercisable within sixty days of the date hereof.

(2)
Includes (i) 3,155,134 shares held directly by Blue Moon Energy Partners LLC of which Mr. Caragol is a manager and member, (ii) 500,000 shares of Steel Vault common stock issuable under a common stock purchase warrant and (iii) 200,000 shares of Steel Vault common stock issuable upon the exercise of stock options that are exercisable within sixty days of the date hereof.

(3)	Consists of Steel Vault common stock issuable upon the exercise of stock options that are exercisable within sixty days of the date hereof.
The following are transactions effected within the past sixty days by the directors, executive officers and control persons of VeriChip:
On July 25, 2008, Steel Vault granted Messrs. Silverman, Caragol, Krawitz, Edelstein and Cobb a stock option to purchase 500,000 shares, 200,000 shares, 200,000 shares, 100,000 shares and 100,000 shares, respectively, of Steel Vault common stock, each at an exercise price of $0.21 per share, which stock option will become exercisable on July 25, 2009. As a result, Messrs. Silverman, Caragol, Krawitz, Edelstein and Cobb each acquired beneficial ownership of the shares of Steel Vault common stock underlying the option on May 26, 2009, sixty days prior to the date the stock option becomes exercisable.
On June 4, 2009, Mr. Caragol was issued a common stock purchase warrant (the “Caragol Warrant”) exercisable for 500,000 shares of Steel Vault common stock, with an exercise price of $0.30 per share, in connection with the debt finance transaction between Steel Vault and VeriChip Corporation, dated June 4, 2009, in consideration for the guaranty of collection, dated June 4, 2009 (the “Guaranty”), that Mr. Caragol executed in favor of VeriChip.

Exhibit Index

Exhibit No.	Description
Exhibit 1	Secured Convertible Promissory Note, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 2	Common Stock Purchase Warrant, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 3	Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip Corporation and Steel Vault Corporation

Exhibit 4	Common Stock Purchase Warrant, dated June 4, 2009, between William J. Caragol and Steel Vault Corporation

Exhibit 5	Guaranty of Collection, dated June 4, 2009, among William J. Caragol, VeriChip Corporation and Steel Vault Corporation